Exhibit (d)(14)

PRUCO LIFE INSURANCE COMPANY, PHOENIX, ARIZONA

INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT

This Endorsement is made a part of your Annuity.

Your Annuity is amended at your request so that it may qualify as an Individual Retirement Annuity (“IRA”) under section 408 of the Internal Revenue Code, as amended (the “Code”). If the terms of this Endorsement conflict with the Annuity (including any schedules, endorsements, riders or amendments that are made a part of your Annuity), the provisions of this Endorsement shall control. This Endorsement contains numerous references to various sections of the Code and Income Tax Regulations. Such references are subject to change and this Endorsement will follow the most current guidelines. Capitalized terms are as defined in the Annuity or this Endorsement. Any reference to specific limits, definitions, or tables under the Code or Income Tax Regulations shall include any applicable successor or replacement limits, definitions, or tables. We may amend your Annuity or this Endorsement to comply with applicable tax requirements. Your consent to any such changes will be sought only if required by the state in which the Annuity was issued. Should you not consent to such changes, you may not continue the Annuity as an IRA. This Endorsement supersedes any previous IRA Endorsement that may have been provided with your Annuity. Your Annuity and this Endorsement do not constitute a plan document.

Should you exercise the Right to Cancel provision of your Annuity within seven (7) days after you receive your Annuity, you will receive a refund. The refund will be equal to the greater of: (1) a full refund of the Purchase Payment and (2) the current Account Value of the Annuity. After seven (7) days, the terms of your right to cancel will revert back to the terms of the Right to Cancel provision of your Annuity. Please refer to the Right to Cancel provision of your Annuity for additional information.

Exclusive Benefit – The Annuity is established for the exclusive benefit of you and any beneficiary.

Designated Beneficiary – Designated Beneficiary is any individual designated as a beneficiary by you. This term will be interpreted consistently with Code section 401(a)(9)(E) and any applicable regulations.

Owner – Except where otherwise indicated or required by law, references to “you” or “your” in this Endorsement shall be understood to mean the IRA Owner or a surviving Spouse who elects to treat the Annuity as his or her own IRA.

Prohibition of Loans – Loans are not available. Any loan provision of your Annuity of which this Endorsement is made a part is hereby deleted.

Required Beginning Date – The first day of April following the calendar year in which you attain age 72 (or attain age 70½ if you were born on or before June 30, 1949).

Code and Other Restrictions:

1.	Restrictions on Designations – The “IRA Owner” is an individual who is the sole Owner, the Annuitant, and a measuring life. These designations may not be changed except as permitted by law. The IRA Owner may name a Contingent Annuitant only where the Contingent Annuitant is also the Designated Beneficiary.

2.	Nontransferability – This Annuity may not be sold, transferred, assigned, discounted, or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose, to any person other than Pruco Life Insurance Company. This Annuity is not transferable. The requirements of this section shall not be deemed to preclude a transfer to a Spouse or former Spouse under a divorce or separation instrument.

3.	Nonforfeitability – Your interest in the Annuity, and that of any Beneficiary following your death, may not be forfeited.

4.	Annuity Option – If you choose an annuity option, it must provide payments that will at least equal the required minimum distributions under the Code (“Minimum Distribution”). The distribution period chosen cannot exceed the periods permitted under the Code and specified in section 1.401(a)(9)-6 of the Income Tax Regulations.
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After the IRA Owner’s death, all payments made under an annuity option providing payments based on joint lives must be made to the surviving measuring life while the surviving measuring life is alive.

Contributions

1.	Maximum Permissible Amount – A contribution permitted under the Annuity (“Contribution”) is an amount paid to us in cash which, except as noted below, does not exceed the limit under Code section 219(b)(1). For any taxable year beginning in 2008 and years thereafter, the limit is $5,000. After 2008, the limit will be adjusted by the Secretary of the Treasury for cost-of-living increases under Code section 219(b)(5)(C). Such adjustments will be made in multiples of $500. A Contribution in the form of a non-taxable transfer from an individual retirement plan under Code section 7701(a)(37) or a rollover as described in Code sections 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), 408(d)(3) and 457(e)(16), or a contribution made in accordance with the terms of a Simplified Employee Pension under Code section 408(k), is not subject to the contribution limits described above. No contributions will be accepted under a SIMPLE IRA plan established by any employer pursuant to section 408(p) of the Code. Also, no transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE IRA plan will be accepted from a SIMPLE IRA, that is, an IRA used in conjunction with a SIMPLE IRA plan, prior to the expiration of the 2-year period beginning on the date the individual first participated in that employer’s SIMPLE IRA plan.

In the case of an individual who is 50 or older, the annual cash contribution limit is increased by $1,000 for any taxable year beginning in 2006 and years thereafter.

In addition to the amounts described in the paragraphs above, an individual may make contributions (if permitted under the contract) that are specifically authorized by statute – such as a repayment of a qualified reservist distribution described in Code section 72(t)(2)(G) during the 2-year period beginning on the day after the end of the active duty period and a repayment of certain plan distributions made on account of a federally declared disaster.

2.	Inherited IRA – If this Annuity is an inherited IRA within the meaning of Code section 408(d)(3)(C), no contributions will be accepted other than a contribution that is in the form of a direct rollover from an eligible retirement plan of a deceased employee that is permitted under Code section 402(c)(11), or a direct transfer from an individual retirement plan under Code section 7701(a)(37) of a deceased individual.

3.	Refund of contributions – Any refund of contributions (other than those attributable to excess contributions) will be applied before the close of the calendar year following the year of the refund toward the payment of future contributions or the purchase of additional benefits.

Distributions

1.	Required Minimum Distributions in General –Minimum Distributions shall be made in accordance with the requirements of Code sections 408(b)(3) and 401(a)(9) and the corresponding regulations, the provisions of which are incorporated herein by reference. We calculate required Minimum Distributions only with respect to this Annuity. You may elect to have the Minimum Distribution paid out monthly, quarterly, semi-annually or annually.

Each amount withdrawn as a Minimum Distribution prior to the date annuity payments commence will be taken from your Account Value per your instructions. Your selection may be subject to any investment and/or withdrawal limitations applicable to any benefit or program in which you participate under the Annuity.

No Contingent Deferred Sales Charge is assessed against amounts withdrawn as part of a program designed to distribute Minimum Distributions over your life or life expectancy, but only to the extent of the Minimum Distribution required to be distributed from your Annuity at the time it is taken. The Contingent Deferred Sales Charge may apply to additional amounts withdrawn to meet Minimum Distribution requirements in relation to other retirement programs you may maintain.

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Amounts withdrawn as Minimum Distributions prior to the date annuity payments commence are considered to come first from the amounts available as a free withdrawal as of the date of the yearly calculation of the Minimum Distribution amount. Minimum Distributions over that amount to meet the requirements based on your Annuity are not deemed to be a liquidation of Purchase Payments.

2.	Required Minimum Distributions During the Owner’s Lifetime

(a)	Prior to the Required Beginning Date, you may elect to have the balance in the Annuity distributed under one of the following methods or any other method we may make available at such time that meets the requirements of the Code and the underlying regulations:

(i)	a lump sum payment;
(ii)	payments over your life;
(iii)	payments over your life and the life of a Designated Beneficiary;
(iv)	payments over a specified period that may not be longer than your life expectancy; or
(v)	payments over a specified period that may not be longer than the joint life and last survivor expectancy of you and the Designated Beneficiary.

(b)	While you are alive, your entire interest must commence to be distributed no later than the Required Beginning Date over (a) your life or the lives of you and your Designated Beneficiary or (b) a period not extending beyond your life expectancy or the joint and last survivor expectancy of you and your Designated Beneficiary. If this is an inherited IRA within the meaning of Code section 408(d)(3)(C), this paragraph and the following paragraph (c) do not apply.

(c)	Prior to the date that annuity payments commence, the amount to be distributed for each calendar year, beginning with the calendar year in which you attain age 72 (or age 70½ if you were born on or before June 30, 1949) and continuing through the calendar year of your death, shall not be less than the quotient obtained by dividing the entire interest under the IRA as of the end of the preceding year by the distribution period in the Uniform Lifetime Table in Q&A-2 of section 1.401(a)(9)-9 of the Income Tax Regulations, using your age as of your birthday in the applicable year. However, if the sole Designated Beneficiary of the IRA is your surviving Spouse and such Spouse is more than 10 years younger than you, you may elect to have the distribution period determined under the Joint and Last Survivor Table in Q&A-3 of section 1.401(a)(9)-9, using the ages as of your and your Spouse’s birthdays in the applicable year.

(d)	If distributions are made in the form of an annuity, the distribution periods described in paragraph (b) above cannot exceed the periods specified in section 1.401(a)(9)-6 of the Income Tax Regulations and the annuity payments must otherwise comply with the requirements of that section. (See section 4 for other special rules for annuities.)

(e)	You may take a Minimum Distribution with respect to this Annuity (other than a distribution made under this Annuity in the form of annuity) from any one or more IRAs that you hold as the owner.

3.	Required Minimum Distributions Upon or After the Death of the Owner

(a)	If you die before the distribution of your entire interest and the beneficiary is a Designated Beneficiary –

(i)	In general. Subject to the exception in the following paragraph (a)(ii) for an eligible designated beneficiary, the entire interest will be distributed (in accordance with applicable federal tax law) by the end of the calendar year containing the tenth anniversary of your death.

(ii)	Exception for eligible designated beneficiaries. If any portion of your interest is payable to (or for the benefit of) an eligible designated beneficiary, such portion will be distributed (in accordance with applicable federal tax law)
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(A)	over the life of such eligible designated beneficiary, or over a period not extending beyond the life expectancy of such eligible designated beneficiary, starting no later than the end of the calendar year following the calendar year of your death (or the end of the calendar year in which you would have attained age 72 (age 70½ if you were born on or before June 30, 1949), if later, and the eligible designated beneficiary is your surviving spouse), or

(B)	by the end of the calendar year containing the tenth anniversary of your death.

(iii)	Rules upon death of an eligible designated beneficiary.

(A)	If an eligible designated beneficiary dies before the portion of your interest to which this paragraph (a) applies is entirely distributed, the exception under paragraph (a)(ii)(A) shall not apply to any beneficiary of such eligible designated beneficiary and the remainder of such portion shall be distributed within 10 years after the death of such eligible designated beneficiary.

(B)	If the eligible designated beneficiary is your surviving spouse and the surviving spouse dies before distributions to such spouse under paragraph (a)(ii)(A) begin, this paragraph (a) shall be applied as if the surviving spouse were the Owner.

For this purpose, distributions are considered to commence on the date distributions are required to begin to the surviving spouse under paragraph (a)(ii)(A). However, if distributions start prior to the applicable date in the preceding sentence, on an irrevocable basis (except for acceleration) under an annuity contract meeting the requirements of section 1.401(a)(9)-6 of the Income Tax Regulations, then required distributions are considered to commence on the annuity starting date.

(iv)	If annuity payments commence while you or the Designated Beneficiary is alive, the annuity payments may need to be modified after your death or the death of the Designated Beneficiary, as necessary to comply with this paragraph (a).

(b)	Application of paragraph (a). Except as otherwise provided under applicable federal tax law –

(i)	paragraph (a) of this section 3 shall apply to distributions with respect to an Owner who dies after December 31, 2019, and

(ii)	if you die before January 1, 2020, and your Designated Beneficiary dies on or after such date, the entire remaining interest in the Annuity shall be distributed by the end of the calendar year containing the tenth anniversary of such Designated Beneficiary’s death.

(c)	If you die before the distribution of your entire interest and the beneficiary is not a Designated Beneficiary, the remaining interest will be distributed as follows –

(i)	If you die on or after the Required Beginning Date (or die on or after the date annuity payments commence if distributions commence prior to the Required Beginning Date in the form of an annuity in accordance with the provisions of Q&A-1 of section 1.401(a)(9)-6 of the Income Tax Regulations), the remaining interest will be distributed in accordance with Code section 401(a)(9) and the Income Tax Regulations thereunder at least as rapidly as under the method of distributions being used as of the date of your death.

(ii)	If you die prior to the Required Beginning Date (and prior to the date annuity payments commence) the remaining interest will be distributed by the end of the calendar year containing the fifth anniversary of your death unless otherwise provided under applicable federal tax law.
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(d)	Life expectancy is determined using the Single Life Table in Q&A-1 of section 1.401(a)(9)-9 of the Income Tax Regulations. If distributions are being made to a surviving spouse as the sole Designated Beneficiary, such spouse’s remaining life expectancy for a year is the number in the Single Life Table corresponding to such spouse’s age in the year. In all other cases, remaining life expectancy for a year is the number in the Single Life Table corresponding to the Designated Beneficiary’s age as of his or her birthday in the year following the year of your death and reduced by 1 for each subsequent year. If distributions are being made in the form of an annuity, life expectancy generally will not be recalculated.

(e)	The Minimum Distributions payable to a Designated Beneficiary from this IRA (other than a distribution made under this contract in the form of annuity) may be withdrawn from another IRA the beneficiary holds from the same decedent in accordance with Q&A-9 of section 1.408-8 of the Income Tax Regulations.

(f)	If your surviving spouse is the sole beneficiary and has an unlimited right to withdraw amounts, such spouse may elect to treat this Annuity as the spouse’s own IRA. This election can be made by redesignating the Annuity in the name of the surviving spouse as the Owner rather than as beneficiary. Alternatively, the surviving spouse who is eligible to make the election is deemed to have made the election if, at any time, such surviving spouse makes a contribution to the IRA or fails to take Minimum Distributions as a beneficiary.

(g)	Eligible designated beneficiary.

(i)	The term “eligible designated beneficiary” means, with respect to an Owner, any Designated Beneficiary who is —

(A)	the surviving spouse of the Owner,

(B)	subject to paragraph (g)(ii), a child of the Owner who has not reached majority (within the meaning of Code section 401(a)(9)(F)),

(C) disabled (within the meaning of Code section 72(m)(7)),

(D) a chronically ill individual (within the meaning of Code section 7702B(c)(2), except that the requirements of subparagraph (A)(i) thereof shall be treated as met only if there is a certification that, as of such date, the period of inability described in such subparagraph with respect to the individual is an indefinite one which is reasonably expected to be lengthy in nature), or

(E)	an individual not described in any of the preceding clauses of this paragraph (g)(i) who is not more than 10 years younger than the Owner.

The determination of whether a Designated Beneficiary is an eligible designated beneficiary shall be made as of the date of death of the Owner.

(ii)	Special rule for children. Subject to Code section 401(a)(9)(F), an individual described in paragraph (g)(i)(B) shall cease to be an eligible designated beneficiary as of the date the individual reaches majority and any remainder of the portion of the Owner’s interest to which paragraph (a)(ii)(A) of this section 3 applies shall be distributed within 10 years after such date.

4.	Special rules for annuities – Unless otherwise provided under applicable federal tax law:

(a)	Distributions in the form of an annuity must satisfy the applicable requirements of section 1.401(a)(9)-6 of the Income Tax Regulations, the provisions of which are herein incorporated by reference.

(b)	Distribution made in the form annuity payments must be made in periodic payments and the interval between payments for the annuity must be uniform over the entire distribution period and must not exceed one year.
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(c)	Annuity payments must satisfy the minimum distribution incidental benefit requirements in Q&A-2 of section 1.401(a)(9)-6 of the Income Tax Regulations.

(d)	Annuity payments must be nonincreasing or increase only as permitted by Q&A-14 of section 1.401(a)(9)-6 of the Income Tax Regulations.

(e)	If distributions (including distributions commencing on or before the Required Beginning Date while the individual is alive) are made in the form of an annuity, the first annuity payment must be the payment which is required for one payment interval. The second payment need not be made until the end of the next payment interval even if that payment interval ends in the next calendar year. Similarly, in the case of distributions commencing after death in accordance with Code section 401(a)(9)(B)(iii) and (iv), the first payment, which must be made on or before the date determined under A-3(a) or (b) (whichever is applicable) of section1.401(a)(9)-3 of the Income the Regulations, must be the payment which is required for one payment interval. Payment intervals are the periods for which payments are received, e.g., monthly, quarterly, semi-annually, or annually.

(f)	If all or a portion of an individual account (including a deferred annuity contract prior to the date the contract is annuitized) is used to purchase an annuity after distributions are required to commence (the Required Beginning Date in the case of distributions commencing before death, or the date determined under Q&A-3 of section 1.401(a)(9)-3 of the Income Tax Regulations in the case of distributions commencing after death), payments under the annuity, and distributions of any remaining account, must be made in accordance with Q&A-1(e) of section 1.401(a)(9)-5 of the Income Tax Regulations.

(g)	Prior to the date annuity payments commence, the “entire interest” under an annuity contract is the dollar amount credited to the individual or beneficiary under the contract plus the actuarial present value of any additional benefits (such as survivor benefits in excess of the dollar amount credited to the individual or beneficiary) that will be provided under the contract.

5.	Inherited IRA – If this Annuity is an inherited IRA, distributions will be made in accordance with the provisions governing distributions upon or after the death of the Owner. If this Annuity is issued in a direct rollover or direct transfer described in paragraph (2) under Contributions, the deceased employee under the eligible retirement plan from which the contribution was rolled over, or the deceased individual under the IRA from which the contribution was transferred, will be treated as the Owner for purposes of applying these provisions. This subsection shall not apply if the surviving Spouse of such deceased employee or individual has elected to treat this Annuity as his or her own Roth IRA.

Annual Reports – We shall furnish annual calendar year reports concerning the status of the IRA and such information concerning required Minimum Distributions as is prescribed by the Commissioner of Internal Revenue.

PRUCO LIFE INSURANCE COMPANY

[___________________________________]

Secretary
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